Exhibit (d)(3)

Lawrence D. McRae Vice Chairman	Corning Incorporated One Riverfront Plaza MP-HQ-E2-A10A Corning, NY 14831	t 607 974 7852 f 607 974 8656 mcraeld@corning.com www.corning.com

January 13, 2016

CONFIDENTIAL

Mr. Peter Chang

Chairman, President & Chief Executive Officer

Alliance Fiber Optic Products Inc.

275 Gilbraltar Drive

Sunnyvale, CA 94089

Dear Mr. Chang:

We refer to the preliminary non-binding discussions that Corning Incorporated (“Buyer”) and Alliance Fiber Optic Products, Inc. (the “Company”) have had regarding the terms of a possible acquisition of the Company by Buyer or one of Buyer’s affiliates (the “Proposed Transaction”). Although no definitive agreements have been reached or entered into regarding the Proposed Transaction, Buyer and the Company have concluded that it is in their mutual best interests to continue these discussions. Accordingly, Buyer and the Company hereby agree that commencing on the date hereof until 5:00 PM New York City time on February 15, 2016, or such other time as Buyer and the Company shall mutually agree in writing (such period of time, the “Exclusivity Period”), Buyer and the Company shall continue to discuss on an exclusive basis the Proposed Transaction, including the negotiation of the terms thereof and the definitive documentation regarding the same.

In consideration of the time, effort and expenses to be undertaken by Buyer in connection with the pursuit of the Proposed Transaction, and other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company hereby agrees that, during the Exclusivity Period, the Company shall not, and shall not authorize any of its Representatives (as defined below) to, and shall instruct its Representatives not to, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making of any proposal from a person or group of persons, other than Buyer and its affiliates, that may constitute, or would reasonably be expected to lead to, an Alternative Transaction (as defined below); (ii) enter into or participate in any discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction; (iii) furnish any information relating to the Company or any of its subsidiaries, assets or businesses, or afford access to the assets, business, properties, employees, books or records of the Company or any of its subsidiaries to any person or group of persons other than Buyer and its Representatives, in all cases for the purpose of assisting with or facilitating an Alternative Transaction; (iv) grant any waiver or release of any standstill or similar agreement with respect to any equity securities of the Company or any of the Company’s subsidiaries; or (v) enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any letter of intent, term sheet or other similar document, relating to an Alternative Transaction. Immediately upon execution of this letter, the Company shall, and shall instruct its Representatives to, terminate any and all existing discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction. The Company hereby agrees that it shall be responsible for any conduct of its Representatives that if taken or not taken by the Company would constitute a breach of this Agreement.

Corning Restricted

As used herein, the term “Representatives” means a party’s directors, officers, employees, agents, investment bankers, attorneys, accountants, consultants, advisors and other representatives.

As used herein, the term “Alternative Transaction” means any (i) direct or indirect acquisition of assets of the Company or any of its subsidiaries (including any voting equity interests of the Company’s subsidiaries) equal to 5% or more of the fair market value of the Company’s consolidated assets or to which 10% or more of the Company’s net revenues or net income on a consolidated basis are attributable, (ii) direct or indirect acquisition of 5% or more of any class of equity interests of the Company, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 5% or more of any class of equity interests of the Company, (iv) merger, consolidation, other business combination or similar transaction involving the Company or any of its subsidiaries, pursuant to which any person would own 5% or more of the consolidated assets, net revenues or net income of the Company and its subsidiaries, taken as a whole, or (v) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company; in all cases of clauses (i)-(v), where such transaction is to be entered into with any person or group of persons other than Buyer or its affiliates.

The parties hereto acknowledge that a breach of this letter would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the Company hereby agrees that Buyer shall be entitled to equitable relief in the event of any breach or threatened breach of this letter, including injunctive relief against any breach thereof and specific performance of any provision thereof, in addition to any other remedy to which Buyer may be entitled.

The parties hereto acknowledge that the execution and delivery of this letter does not create any legally binding obligations between the parties relating to the Proposed Transaction or any other transaction except those specifically set forth herein. Each party acknowledges and agrees that this letter expresses the parties’ interests in continuing discussions regarding the Proposed Transaction and is not intended to, and does not, create any legally binding obligation on any party to consummate the Proposed Transaction or any other transaction. Such an obligation will arise only upon the execution and delivery of final definitive agreements relating to the Proposed Transaction or any other transaction, as applicable. This letter can be modified or waived only by a further writing signed by both parties expressly modifying or waiving its provisions.

This letter shall be governed by and construed in accordance with laws of the State of New York. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this letter or any transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, and each of the parties hereby consents irrevocably to the jurisdiction of such courts in any such suit, action or proceeding. Each of the parties hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue in any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

This letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

This letter is subject to the confidentiality provisions of that certain confidentiality agreement, dated February 17, 2015, by and between Buyer and the Company (the “Confidentiality Agreement”). In addition, Buyer and the Company hereby agree that the Standstill, as defined in the Confidentiality Agreement, shall now expire on the first to occur of (i) the first anniversary of the date of this letter and (ii) the occurrence of a Fundamental Change Event as defined in the Confidentiality Agreement.

[Signature page follows]

If this letter accurately sets forth our understanding, kindly execute the enclosed copy of this letter and return it to the undersigned.

Very truly yours,

Corning Incorporated

		By:	/s/ Lawrence D. McRae
Name: Lawrence D. McRae
Title: Vice Chairman

ACCEPTED AND AGREED:

Alliance Fiber Optic Products, Inc.

By:	/s/ Peter Chang
Name: Peter Chang
Title: Chief Executive Officer